ACM Managed Dollar Income Fund, Inc.

Exhibit 77C

811-7964

77C – Matters submitted to a vote of security holders

An Annual Meeting of Shareholders of ACM Managed Dollar Income Fund, Inc. (“ACM VIII”) was held on March 20, 2002 and a subsequent meeting held on April 25, 2002.  A description of each proposal and number of shares voted at the meeting are as follows:

	Shares Voted For_________	Shares Voted Against	Authority Withheld
To elect three Directors of ACM VIII for a term of three years and until his successor is duly elected and qualified. John H. Dobkin William H Foulk, Jr. Dr James M Hester	19,581,735 19,593,718 19,554,255	0 0 0	927,202 915,219 954,682
Approval of the amendment to the Charter authorizing the Board of Directors from time to time to increase or decrease the number of authorized shares of stock of the Corporation.	Shares Voted For 11,942,504	Shares Voted Against 1,834,937	Shares Abstained 515,148

\\MLAMGPCC01DFS03\DFSROOT\DATA\ACCTG\padmin\FUNDS\ACM$\FINANCIA\Annual 02\NSAR.Exhibit 77C. ACM VIII.09-02.doc